

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2025

Robert S. Stefanovich
Chief Financial Officer
Cryoport, Inc.
112 Westwood Place, Suite 350
Brentwood, TN 37027

Re: Cryoport, Inc.
Form 10-K fo the fiscal year ended December 31, 2024
File No. 001-34632

Dear Robert S. Stefanovich:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences